

December 14, 2011

Via E-mail
Mr. Javan Khazali
President
New Western Energy Corporation
20 Truman, Ste. 204
Irvine, California 92620

      Re: **New Western Energy Corporation**
               Amendment No. 3 to Registration Statement on Form 10
               Filed October 26, 2011
               Current Reports on Form 8-K Furnished on October 17, 2011,
               October 27, 2011 and November 14, 2011
               Response dated November 21, 2011
               File No. 0-54343

Dear Mr. Khazali:

We have reviewed your letter dated November 21, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Current Reports on Form 8-K Furnished on October 17, 2011, October 27, 2011
and November 14, 2011

1.   We note your response to our comment in our letter dated November 21, 2011. In our telephone conversation with counsel on December 1, 2011, we referred counsel to Instruction 1 to Item 1.01 of Form 8-K and to Item 601(b)(10)(ii) of Regulation S-K. We believe that your entry into the Reves lease and the new operating agreements with Petroleum Energy Management Co. constitute events which are required to be disclosed under Item 1.01 of Form 8-K, which relates to the entry into a material definitive agreement. As such, please amend each one of the Form 8-K reports to provide the requisite disclosure under Item 1.01. In particular, see Item 1.01(a)(2) of Form 8-K, which requires a brief description of the material terms and conditions of each agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

Roger Schwall
Assistant Director